UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FILM ROMAN, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

317234102

(CUSIP Number)

with a copy to:
IDT Media, Inc.	McDermott, Will & Emery
c/o IDT Corporation	50 Rockefeller Plaza
520 Broad Street	New York, NY 10020
Newark, NJ 07102	Attn: Mark S. Selinger, Esq.
Attn: Stephen R. Brown Tel.: (973) 438-1000	Tel. (212) 547-5400

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

September 22, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 317234102

1 NAME OF REPORTING PERSON Digital Production Solutions, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 56-2330342

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3 SEC USE ONLY

4 SOURCE OF FUNDS OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

7 SOLE VOTING POWER
NUMBER OF SHARES	-0-
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

8 SHARED VOTING POWER
11,111,111

9 SOLE DISPOSITIVE POWER
-0-

10 SHARED DISPOSITIVE POWER
-11,111,111

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,111,111

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56%

14 TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 317234102

1 NAME OF REPORTING PERSON IDT Media, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 22-3696913

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3 SEC USE ONLY

4 SOURCE OF FUNDS OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

7 SOLE VOTING POWER
NUMBER OF SHARES	-0-
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

8 SHARED VOTING POWER
15,173,732

9 SOLE DISPOSITIVE POWER
-0-

10 SHARED DISPOSITIVE POWER
15,173,732

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,173,732

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77%

14 TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 317234102

1 NAME OF REPORTING PERSON IDT Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 22-3415036

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3 SEC USE ONLY

4 SOURCE OF FUNDS OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

7 SOLE VOTING POWER
NUMBER OF SHARES	-0-
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

8 SHARED VOTING POWER
15,173,732

9 SOLE DISPOSITIVE POWER
-0-

10 SHARED DISPOSITIVE POWER
15,173,732

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,173,732

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77%

14 TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 317234102

1 NAME OF REPORTING PERSON Howard S. Jonas I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3 SEC USE ONLY

4 SOURCE OF FUNDS N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION United States

7 SOLE VOTING POWER
NUMBER OF SHARES	-0-
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

8 SHARED VOTING POWER
15,173,732

9 SOLE DISPOSITIVE POWER
-0-

10 SHARED DISPOSITIVE POWER
15,173,732

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,173,732

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77%

14 TYPE OF REPORTING PERSON IN

SCHEDULE 13D

Item 1.    Security and Issuer

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on May 22, 2003 (the “Original 13D”). This Amendment relates to the common stock, par value $0.01 per share (the “Common Stock”), of Film Roman, Inc., a Delaware corporation (“Film Roman” or the “Issuer”), having its principal executive offices at 12020 Chandler Blvd., North Hollywood, CA 91607.

Item 2.    Identity and Background

(a), (b), (c) and (f)

This Amendment is being filed jointly by Digital Production Solutions, Inc., a Delaware corporation (“DPS”), IDT Media, Inc., a Delaware corporation (“IDT Media”), IDT Corporation, a Delaware corporation (“IDT”), and Howard S. Jonas, an individual (collectively, the “Reporting Persons”).

IDT is a multi national communications company that provides services and products to retail and wholesale customers worldwide, including prepaid debit and rechargeable calling cards, wholesale carrier services and consumer long distance services. IDT also operates several media and entertainment businesses, most of which are currently in the early stages of development. IDT’s business address is 520 Broad Street, Newark, NJ 07102.

IDT Media, a subsidiary of IDT, is a holding company for IDT’s media-related holdings, including DPS. IDT Media’s business address is 520 Broad Street, Newark, NJ 07102.

DPS, a subsidiary of IDT Media, is principally engaged in the production of film and broadcast quality 3-D animation. DPS’s business address is 520 Broad Street, Newark, NJ 07102.

Howard S. Jonas is the Chairman of the Board, founder and controlling shareholder of IDT. Howard S. Jonas is a United States citizen. The address of his principal place of business is 520 Broad Street, Newark, NJ 07102.

Set forth on Schedule I to this Schedule 13D, and incorporated herein by reference, is the name, business address and present principal occupation or employment and citizenship of each executive officer and director of IDT, IDT Media, and DPS, and the name of any corporation or other organization in which such employment is conducted, together with the principal business and address of any such corporation or organization other than the aforementioned entities, as the case may be, for which such information is set forth.

(d) and (e)

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any executive officer or director of such entities has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

Pursuant to the agreements described in section 4 of this Amendment, IDT Media acquired 4,062,621 shares of Common Stock of the Issuer for an aggregate purchase price of $1,218,788 paid in 68,517 shares of IDT Class B Common Stock.

Item 4.    Purpose of Transaction

The following transactions are reflected in this Amendment:

(i)    On September 22, IDT Media acquired 1,033,971 shares of Common Stock of the Issuer pursuant to a Stock Purchase Agreement dated September 16, 2003, between IDT Media, IDT, Delaware State Employees’ Retirement Fund, Declaration of Trust for Defined Benefit Plans of ICI American Holdings Inc. and Declaration of Trust for Defined Benefit Plans of Zeneca Holdings Inc. A copy of this agreement is filed as Exhibit 1 hereto and is incorporated in this Item 4 by reference. The purchase price for the shares was $310,191 paid in 17,357 shares of IDT Class B Common Stock.

(ii)    On September 22, IDT Media exchanged 51,160 shares of IDT Class B Common Stock for 3,028,650 shares of Common Stock of the Issuer pursuant to a Stock Exchange Agreement dated September 18, 2003, between IDT media, IDT, Phil Roman and the Issuer. A copy of this agreement is filed as Exhibit 2 hereto and is incorporated in this Item 4 by reference.

IDT Media acquired the additional shares of Common Stock of the Issuer to increase its controlling interest in the Issuer.

Each of the Reporting Persons intends to continuously review its investment in Issuer, and may in the future determine, either alone or as part of a group, (i) to acquire additional securities of Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of Issuer owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, Issuer’s business and prospects, other developments concerning Issuer and its business generally, other business opportunities available to the Reporting Persons, developments with respect to the business of DPS and IDT Media, changes in law and government regulations, general economic conditions and money and stock market conditions, including the market price of the securities of Issuer.

Item 5.    Interest in Securities of the Issuer

(a)    DPS directly beneficially owns 10,454,157 shares of the Issuer’s Common Stock. In addition, DPS is entitled under the Loan Agreement between DPS and the Issuer dated May 22, 2003 (filed as an exhibit to the original 13D) to convert the outstanding balance as of September 29, 2003 of $59,125.87 (excluding interest) into 656,954 shares of the Issuer’s Common Stock. Accordingly, DPS may be deemed the direct beneficial owner of 11,111,111 shares of the Issuer’s Common Stock, representing 56% of its outstanding Common Stock based on Issuer having 19,688,801 shares of Common Stock outstanding.

IDT Media directly beneficially owns 4,062,621 shares of Issuer’s Common Stock. In addition, IDT Media is the majority shareholder of DPS, and as such may be deemed the indirect beneficial owner of 11,111,111 shares of the Issuer’s common stock, and the owner of 15,173,732 shares of the Issuer’s Common Stock in total, representing 77% of the Issuer’s outstanding Common Stock.

IDT does not directly own any shares of the Issuer. IDT is the majority shareholder of IDT Media, and as such may be deemed the indirect beneficial owner of 15,173,732 shares of the Issuer’s Common Stock representing 77% shares of its outstanding Common Stock.

Howard S. Jonas does not directly own any shares of Issuer. As of September 26, 2002, Mr. Jonas beneficially owned 9,816,988 shares of Class A Common Stock, par value $.01 of IDT, 6,150,156 shares of Class B Common Stock, par value $.01 of IDT and 1,825,142 shares of Common Stock, par value $.01 of IDT, representing approximately 21% of the outstanding shares of IDT and 56% of the combined voting power of IDT. Mr. Jonas may be deemed the indirect beneficial owner of 15,173,732 shares of the Issuer’s Common Stock representing 77% shares of its outstanding Common Stock.

(b)    IDT media has the power to vote and dispose 4,062,621 shares of the Issuer’s Common Stock. In addition, by virtue of its ownership of a majority of the outstanding shares of DPS, IDT Media may be deemed to share with DPS the power to vote and dispose 11,111,111 shares of the Issuer’s Common Stock.

By virtue of its ownership of a majority of the outstanding shares of IDT Media, IDT may be deemed to share with IDT Media the power to vote and dispose 15,173,732 shares of the Issuer’s Common Stock.

By virtue of his ownership of shares of IDT representing approximately 56% of the combined voting power of IDT, Howard Jonas has the power to control the election of directors to IDT’s board of directors, and therefore he may be deemed to share with IDT the power to vote and dispose 15,173,732 shares of the Issuer’s Common Stock.

(c)    Except as described herein and as previously described in this Item and in Item 3 and Item 4 above, no transactions in the Common Stock of the Issuer have been effected by the

Reporting Persons, nor to the best knowledge of the Reporting Persons, by the persons listed on Schedule 1 to this Schedule 13D, during the last 60 days.

(d)    Not applicable.

(e)    Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The matters set forth in Item 4 of this Amendment are incorporated in this Item 6 by reference as if fully set forth herein.

Item 7.    Material to be Filed as Exhibits

Exhibit 1	Stock Purchase Agreement dated September 16, 2003 between IDT Media, IDT, Delaware State Employees’ Retirement Fund, Declaration of Trust for Defined Benefit Plans of ICI American Holdings Inc. and Declaration of Trust for Defined Benefit Plans of Zeneca Holdings Inc.

Exhibit 2	Stock Exchange Agreement dated September 18, 2003 between, IDT Media, IDT, Phil Roman and Film Roman, Inc.

Exhibit 3	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  September 30, 2003

DIGITAL PRODUCTION SOLUTIONS, INC.

By:	/s/ Morris Berger
Name:	Morris Berger
Title:	President

IDT MEDIA, INC.

By:	/s/ Mitchell Burg
Name:	Mitchell Burg
Title:	Chief Executive Officer

IDT CORPORATION

By:	/s/ James A. Courter
Name:	James A. Courter
Title:	Chief Executive Officer, Vice Chairman of the Board and Director

/s/ Howard S. Jonas
Howard S. Jonas

SCHEDULE I

Additional Information Concerning the Reporting Persons

Set forth below are the name, position, present principal occupation or employment and business address of each director and executive officer of IDT. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with IDT. Each person listed below is a citizen of the United States.

Name	Position	Principal Occupation	Business Address
Howard S. Jonas	Chairman of the Board and Director	Chairman of the Board	c/o IDT 520 Broad Street Newark, NJ 07102

James A. Courter	Chief Executive Officer, Vice Chairman of the Board and Director	Chief Executive Officer, Vice Chairman of the Board and Director	c/o IDT 520 Broad Street Newark, NJ 07102

Ira A. Greenstein	President	President	c/o IDT 520 Broad Street Newark, NJ 07102

Stephen R. Brown	Chief Financial Officer, Treasurer and Director	Chief Financial Officer, Treasurer and Director	c/o IDT 520 Broad Street Newark, NJ 07102

Marcelo Fischer	Chief Accounting Officer and Controller	Chief Accounting Officer and Controller	c/o IDT 520 Broad Street Newark, NJ 07102

Joyce J. Mason	Senior Vice President, General Counsel, Secretary and Director	Senior Vice President, General Counsel, Secretary and Director	c/o IDT 520 Broad Street Newark, NJ 07102

Marc E. Knoller	Senior Vice President and Director	Senior Vice President and Director	c/o IDT 520 Broad Street Newark, NJ 07102

Moshe Kaganoff	Executive Vice President of Strategic Planning and Director	Executive Vice President of Strategic Planning	c/o IDT 520 Broad Street Newark, NJ 07102

Geoffrey Rochwarger	Executive Vice President of Telecommunications	Executive Vice President of Telecommunications	c/o IDT 520 Broad Street Newark, NJ 07102

Morris Lichtenstein	Executive Vice President of Business Development	Executive Vice President of Business Development	c/o IDT 520 Broad Street Newark, NJ 07102

E. Brian Finkelstein	Executive Vice President of Business Development	Executive Vice President of Business Development	c/o IDT 520 Broad Street Newark, NJ 07102

Jonathan Levy	Executive Vice President of Corporate Development	Executive Vice President of Corporate Development	c/o IDT 520 Broad Street Newark, NJ 07102

J. Warren Blaker	Director	Professor, Fairleigh Dickinson University	Fairleigh Dickinson University School of Natural Sciences 1000 River Road Teaneck, NJ 07666

Rudy Boschwitz	Director	Chairman of the Advisory Committee of the Center for Global Food Issues, Former U.S. Senator	Home Valu Interior 5401 East River Road Fridley, MN 55421

Saul Fenster	Director	President Emeritus of the New Jersey Institute of Technology	New Jersey Institute of Institute of Technology; University Heights; 323 Martin Luther King Blvd.; Newark, NJ 07102

Jack F. Kemp	Director	Former U.S. Congressman and former Secretary of Housing and Urban Development	Empower America 1801 K Street, NW, Suite 410 Washington, DC 20006

Michael J. Levitt	Director	Chairman of Stone Tower Capital LLC	Stone Tower Capital LLC P.O. Box 1079 Alpine, NJ 07620

Marc J. Oppenheimer	Director	President and CEO of Crystallex International Corporation	President and CEO Crystallex International Corporation 25 Rockwood Place, Suite 3 Englewood, NJ 07631

William A. Owens	Director	Vice Chairman of the Board and Co-Chief Executive Officer of Teledisc LLC and former Vice Chairman of the Joint Chiefs of Staff	Teledesic LLC c/o AFA Investors LLC 2420 Carillion Point Kirkland, WA 98033

William F. Weld	Director	Principal, Leeds Weld & Co. and former Governor of Massachusetts	Leeds, Weld & Co. 660 Madison Avenue New York, NY 10021

James S. Gilmore, III	Director	Partner, Kelley Drye & Warren and former Governor of Virginia	Kelley Drye & Warren LLP 1200 19th Street, N.W., Suite 500 Washington, D.C. 20036

Set forth below are the name, position, present principal occupation or employment and business address of each director and executive officer of IDT Media. Each person listed below is a citizen of the United States.

Name	Position	Principal Occupation	Business Address
Howard S. Jonas	Co-Chairman of the Board	Chairman of the Board of IDT	c/o IDT 520 Broad Street Newark, NJ 07102

Stephen R. Brown	Co-Chairman of the Board and Treasurer	Chief Financial Officer, Treasurer and Director of IDT	c/o IDT 520 Broad Street Newark, NJ 07102

James A. Courter	Vice Chairman of the Board	Vice Chairman of the Board and Chief Executive Officer of IDT	c/o IDT 520 Broad Street Newark, NJ 07102

Mitchell Burg	Chief Executive Officer and Director	Chief Executive Officer and Director	c/o IDT 520 Broad Street Newark, NJ 07102

Jonathan Reich	Director	President of Worldwide Sales and Marketing of Net2Phone, Inc.	c/o IDT 520 Broad Street Newark, NJ 07102

Mark E. Knoller	President and Chief Operating Officer	President and Chief Operation Officer. Director of IDT	c/o IDT 520 Broad Street Newark, NJ 07102

Darin Zaga	Chief Financial Officer	Chief Financial Officer	c/o IDT 520 Broad Street Newark, NJ 07102

Jerrold Rapaport	Executive Vice President, Strategic Planning	Executive Vice President, Strategic Planning	c/o IDT 520 Broad Street Newark, NJ 07102

Larry Wiseman	Executive Vice President Business Development	Executive Vice President Business Development	c/o IDT 520 Broad Street Newark, NJ 07102

Morris Berger	Executive Vice President, Marketing	Executive Vice President, Marketing	c/o IDT 520 Broad Street Newark, NJ 07102

Trang Nguyen	Executive Vice President, Broadcast Operations	Chief Operating Officer of Talk America	c/o IDT 520 Broad Street Newark, NJ 07102

Rev. Eric Cosentino	Director	Rector of the Episcopal Church of the Devine Love in Montrose, New York	Episcopal Church of Divine Love 80 Sunset Road Montrose, NY 10548

Rabbi Irwin Katsof	Director	Executive Director of the Jerusalem Fund of Aish HaTorah	The Jerusalam Fund of Aish HaTorah 156 West 56th Street Suite 1201 New York, NY 10019

Roberto Muller	Director	President and Chief Executive Officer of the Muller Sports Group. Prior President of Reebok International. Founder of PONY Sports & Leisure	CEO and President The Muller Group 16 School Street Rye, NY 10580

Harvey Schiller	Director	Chairman and Chief Executive Officer of YankeeNets, LLC. Former VP, Sports Programming, Turner Broadcasting System. Former President of Turner Sports, Inc., a division of Time Warner	President & CEO Assante U.S. 280 Park Avenue, 5th Floor East Building New York, New York 10017

Merv Adelson	Director	Director on the Board of Avalon Digital Marketing Systems, Inc. and co-founder of Lorimar Telepictures	24154 Malibu Road Los Angeles, CA 90065

Pete Wilson	Director	Visiting fellow at the Harev Institution of former Governor of California	c/o IDT 520 Broad Street Newark, NJ 07102

Set forth below are the name, position, present principal occupation or employment and business address of each director and executive officer of DPS. Each person listed below is a citizen of the United States.

Name	Position	Principal Occupation	Business Address
Morris Berger	President	Executive Vice President, Marketing, IDT Media, Inc.	c/o IDT 520 Broad Street Newark, NJ 07102

Yehuda Wurtzel	Chief Executive Officer	Chief Executive Officer	c/o IDT 520 Broad Street Newark, NJ 07102

Stephen Brown	Secretary and Treasurer	Chief Financial Officer, Treasurer and Director of IDT	c/o IDT 520 Broad Street Newark, NJ 07102